SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                             FORM 8-A

         FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) or 12(g) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


                             ACC CORP.
       -----------------------------------------------------
      (Exact name of registrant as specified in its charter)


         Delaware                               16-1175232
  -----------------------                   -------------------
  (State of incorporation                    (I.R.S. employer
     or organization)                       identification no.)



      400 West Avenue
    Rochester, New York                           14611
   -----------------------                   ------------------
   (Address of principal                        (zip code)
    executive offices)

 SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:


    Title of Each Class               Name of Each Exchange on which
    to be so registered               Each Class is to be Registered
    --------------------              ------------------------------


           None                                     None

 SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:


                  Preferred Stock Purchase Rights
                  -------------------------------
                         (Title of Class)

       Exhibit Index Appears on Sequentially Numbered Page 6

ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

              On October 3, 1997, the Board of Directors of ACC Corp. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Class A Common Stock, par value
$.015 per share, of the Company (the "Common Stock").   The dividend is
payable on October 15, 1997 (the "Record Date"), or as soon as reasonably practicable thereafter, to the shareholders of record on October 15, 1997. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share (a "Unit") of Series A Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of the Company at a price of $150 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of October 3, 1997, as the same may be amended from time to time (the "Rights Agreement"), between the Company and First Union National Bank, as Rights Agent (the "Rights Agent").

     Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Company Common Stock and the "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company or such subsidiary) (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Company Common Stock, and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Company Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates,
(ii) new Company Common Stock certificates issued after the Record Date (also including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed by the Company as described below.

     As soon as practicable after the Distribution Date, Rights
Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

     In the event that (i) the Company is the surviving corporation in a merger with an Acquiring Person and shares of Company Common Stock shall remain outstanding, (ii) a person becomes an Acquiring Person, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Rights Agreement, or (iv) during such time as there is an Acquiring Person, an event occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (E.G., by means of a recapitalization) (each such event being a "SECTION 11(A)(II) EVENT"), THEN, in each such case, each holder of a Right will thereafter have the right to receive, upon exercise, Units of Preferred Stock (or, in certain circumstances, Company Common Stock, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation (other than a merger described in the preceding paragraph), (ii) any Person consolidates or merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of any other Person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the ultimate parent of the Acquiring Person having a value equal to two times the exercise price of the Right.

     The Purchase Price payable, and the number of Units of Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock,
(ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional Units. In lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock prior to the date of exercise.

     At any time until ten business days following the Stock Acquisition Date, a majority of the Company's Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment in certain events) (the "Redemption Price"), payable, at the election of such majority of the Company's Board of Directors, in cash or shares of Company Common Stock. Immediately upon the action of a majority of the Company's Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The Board of Directors, at its option, may exchange each Right for
(i) one Unit of Preferred Stock or (ii) such number of Units of Preferred Stock as will equal (x) the difference between the aggregate market price of the number of Units of Preferred Stock to be received upon a
Section 11(a)(ii) Event the purchase price set forth in the Rights Agreement, divided by (y) the market price per Unit of Preferred Stock upon a Section 11(a)(ii) Event.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration).

     Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Company Common Stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     The Units of Preferred Stock that may be acquired upon exercise of the Rights will be nonredeemable and subordinate to any other shares of preferred stock that may be issued by the Company.

     Each Unit of Preferred Stock will receive ratably any dividend declared on the Company Common Stock.

     In the event of liquidation, the holder of Preferred Stock will receive a preferred liquidation payment equal to the greater of $1.00 per Unit or the per share amount paid in respect of a share of the Company Common Stock.

     Each Unit of Preferred Stock will have one vote, voting together with the Company Common Stock.

     In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Company Common Stock.

     The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right is expected to approximate the economic value of one share of Company Common Stock.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on (i) the Rights being redeemed or
(ii) a substantial number of Rights being acquired.

     Attached hereto as Exhibit 1 and incorporated herein by reference are a copy of the Rights Agreement, dated as of October 3, 1997, between the Company and First Union National Bank, as Rights Agent, specifying the terms of the Rights, and the exhibits thereto, as follows: Exhibit A -- Form of Rights Certificate; Exhibit B -- Summary of Rights to Purchase Preferred Stock; and Exhibit C -- Certificate of Designation. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the exhibits thereto.

ITEM 2.   EXHIBITS.

1. Form of Rights Agreement, dated as of October 3, 1997, between ACC Corp. and First Union National Bank, as Rights Agent, which includes as Exhibit A -- Form of Rights Certificate; Exhibit B -- Summary of Rights to Purchase Preferred Stock; and Exhibit C -- Certificate of Designation.


                             SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:   October 3, 1997

                                        ACC CORP.


                                        By: /s/ Michael R. Daley
                                        --------------------------
                                            Michael R. Daley
                                         Chief Financial Officer

                           EXHIBIT INDEX



Exhibit                                          Sequentially
Number             Exhibit                       Numbered Page
-------------------------------------------------------------------

   1.      Form of Rights Agreement, dated as    Filed herewith
           of October 3, 1997, between ACC
           Corp. and First Union National
           Bank, as Rights Agent, which
           includes as Exhibit A -- Form of
           Rights Certificate; Exhibit B --
           Summary of Rights to Purchase
           Preferred Stock; and Exhibit C --
           Certificate of Designation.